Exhibit 1.01

Conflict Minerals Report of MICRONET ENERTEC TECHNOLOGIES, INC.

in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Micronet Enertec Technologies, Inc. (“MICT”) for the reporting period from January 1, 2016 to December 31, 2016 pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Conflict Minerals Disclosure

About MICT Products

In accordance with Rule 13p-1, the Company reviewed its products and determined that conflict minerals were necessary to the functionality or production of certain products the Company manufactured or contracted to manufacture during the reporting period from January 1, 2016 to December 31, 2016 (the “covered products”). The Company relied upon determinations by its customers of its subsidiaries, Micronet Ltd, Micronet Inc., Enertec System (2001) Ltd. (the “Subsidiaries”) and suppliers regarding whether the conflict minerals are necessary to the functionality or production of these products. Certain components of the covered products contain the conflict minerals of tungsten and tin.

Description of Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, the Company undertook a reasonable country of origin inquiry (“2016 RCOI”) to determine whether the conflict minerals necessary to the functionality or production of the covered products were sourced from the Democratic Republic of Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The 2016 RCOI included the following steps:

The Company identified the suppliers that provided the Company with the components, parts or other goods containing conflict minerals included in the covered products, and the Company solicited information from each of these suppliers regarding the country of origin of the conflict minerals within the covered products using the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template (the “Template”).

The Company then reviewed information generated in the course of the supply relationship to determine if warning signs or other circumstances exist indicating that conflict minerals in the covered products originated or may have originated in the Covered Countries.

Results of Reasonable Country of Origin Inquiry

The 2016 RCOI results are as follows:

All of the suppliers reported through the Template that the components, parts or other goods that they supplied for the covered products do not contain conflict minerals.

The Company did not identify any warning signs or other circumstances indicating that, contrary to the responses it received through the Template, conflict minerals in the covered products originated or may have originated in the Covered Countries.